December 4, 2006

VIA FEDERAL EXPRESS AND EDGAR

Ms. Linda Cvrkel
Ms. Heather C. Tress
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Gentex Corporation Form 10-K for the year ended December 31, 2005 File No. 000-10235

Dear Ms. Cvrkel and Ms. Tress:

        This letter is being submitted on behalf of Gentex Corporation, a Michigan corporation (the “Company”) in response to the comment letter from the staff of the Commission dated November 21, 2006 (the “Comment Letter”). In accordance with the instructions contained in the Comment Letter, this response letter will confirm that the staff’s comments will be complied with, or if certain of the comments are deemed inappropriate, the staff is advised of the reason.

        The following responses have been numbered to correspond to the numbered comments contained in the Comment Letter.

Annual Report on Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 15

1.	Please expand your MD&A in future to identify and discuss key performance indicators that management uses to manage the business and that would be material to investors; provide information about the quality of and potential variability of, the Company’s earnings and cash flows, so that investors can ascertain the likelihood that past performance in indicative of future performance. In this regard, we note that in your 8-Ks dated 10/19/2006, 7/20/06, and 4/20/06, you refer to unit shipments as a performance measure. If management uses such measure, please revise your MD&A to include this and other relevant measures used to assess performance. Refer to SEC Release No. 33-8350.

Ms. Linda Cvrkel
Ms. Heather C. Tress
December 4, 2006

Response:

With respect to mirror unit shipments, we respectfully refer you to page 15 (under the headings Results of Operations: 2005 to 2004, Net Sales) and page 16 (under the headings Results of Operations: 2004 to 2003, Net Sales) of the Company’s Form 10-K for the year ended December 31, 2005, where the Company’s MD&A discloses and compares the numbers of units sold and the percentage change in mirror units sold on a period-over-period basis. The Company believes it already discloses in its MD&A the key performance indicators, but notes this comment of the staff and will in the future include other performance indicators to the extent they are key and would be material to investors.

Results of Operations: 2005 to 2004, page 15; Operating Expenses, page 16

2.	Please clarify why a reduction in state taxes has offset the increase in your selling, general, and administrative expenses. It appears as though such reduction should be an offset to your income tax expense.

Response:

Appendix E of FAS 109 defines income tax expense (benefit) as the sum of: (i) the amount of income taxes paid or payable (or refundable) for a year as determined by applying the provisions of the enacted tax law; and (ii) the change during the year in an enterprise’s deferred tax liabilities and assets. Further, Rule 5-03(b)(11) of Regulation S-X advises to only include taxes based on income under the caption income tax expense.

With respect to state income taxes for which the Company is liable, all such taxes are included in the Company’s income tax provision. In Ohio, Pennsylvania, and Texas, the Company includes applicable state taxes in its selling, general, and administrative expenses because the Company pays only franchise taxes as it does not have income tax nexus with these states due to the protections of Public Law 86-272. In Illinois and Missouri, the Company includes only the franchise portion of the applicable state taxes in its selling, general, and administrative expenses, while the income tax portion of these state taxes is included in the Company’s income tax provision. In Washington state, the Company includes the applicable state taxes in selling, general, and administrative expenses because Washington does not have a state income tax. As concerns the state of Michigan, the Michigan Court of Appeals has ruled that the Michigan Single Business Tax is a value-added tax, rather than a tax on net income. See, The Gillette Co v. Michigan Department of Treasury, 198 Mich App 303, 497 NW 2d 595 (1993), cert den 513 US 1103 (1995). The fact that a company may show losses for both financial reporting and U.S. federal income tax purposes and still have a Michigan Single Business Tax liability, supports the Michigan Court of Appeals ruling. As such, the Company includes the Michigan Single Business Tax in its selling, general, and administrative expenses. The Company believes that the foregoing explains why a reduction in non-income state taxes created an offset to the other increases in selling, general and administrative expenses (rather than an offset to income tax expense).

Ms. Linda Cvrkel
Ms. Heather C. Tress
December 4, 2006

Consolidated Statement of Shareholders Investment, page 28

3.	We note several discrepancies with line item descriptions corresponding to the proper amounts and columns. For example, in 2005, amortization of deferred compensation has been presented in the line item “Other Comprehensive Income (Loss).” Also, repurchases of common stock have been presented on the line item “Comprehensive Income.” Please provide us with and consider filing an amendment to your annual report on your 10-K which includes a revised statement of shareholders investment which includes all amounts in the appropriate line items and columns. We may have further comment upon receipt of your response.

Response:

A portion of the Consolidated Statement of Shareholders’ Investment shifted off one line in Bowne & Co., Inc.‘s draft EDGAR version of the Company’s Form 10-K for the year ended December 31, 2005. Unfortunately, notwithstanding the fact that this shift was corrected on the draft, the final version filed by Bowne & Co., Inc. still included the shift. The Company believes this explanation should suffice and that the shift does not make the Consolidated Statement of Shareholders’ Investment misleading. The Company will take steps to avoid such an error in future filings.

Consolidated Statement of Cash Flows, page 29

4.	We further note from page 33 that you remeasure the functional currency of your foreign subsidiaries into U.S. Dollars at each reporting period. Please revise future filings to include the effect of the exchange rate changes on cash balances held in foreign currencies as a separate part of your reconciliation of the change in cash and cash equivalents. Refer to paragraph 25 of SFAS 95.

Response:

The Company acknowledges that paragraph 25 of SFAS 95 states that an enterprise with foreign currency transactions or foreign operations should report the foreign currency equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flows. The Company, however, has over 96% of its assets denominated in United States Dollars. In 2005, the entire impact of foreign exchange rate changes was less than $852,000, or less than two-tenths of one percent (.2%) of cash and cash equivalents at the end of the 2005 year. As such, the Company believes the effect of exchange rate changes on cash balances held in foreign currencies is immaterial. In future filings, the Company will include the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents if it becomes material.

Ms. Linda Cvrkel
Ms. Heather C. Tress
December 4, 2006

        This letter has been submitted in electronic form, under the label “corresp” with a copy to the staff, within ten (10) business days of the Comment Letter. In addition, the Company acknowledges that:

        • the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

        • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        • the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope the foregoing is sufficiently responsive to your comments. Please do not hesitate to contact me by telephone at 616-748-8516 or by fax at 616-772-7348 with any questions or comments you may have. Thank you.

Sincerely /s/ Enoch Jen Enoch Jen Senior Vice President and Chief Financial Officer

c:	Mr. Fred Bauer Chief Executive Officer